

December 16, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Hartford Funds Exchange-Traded Trust
        Issuer CIK: 0001501825
        Issuer File Number: 333-215165 / 811-23222
        Form Type: 8-A12B
        Filing Date: December 16, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Hartford Equity Premium Income ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications